

Mail Stop 7010

January 25, 2008

Batesville Holdings, Inc.
Attention: Kenneth A. Camp, President & Chief Executive Officer
One Batesville Boulevard
Batesville, Indiana 47006

Re: Batesville Holdings, Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed January 16, 2008
File No. 001-33794

Dear Mr. Camp:

We have reviewed your filing and have the following comments.

Information Statement

General

Prior Comment No. 6

1.   We note your response to our prior comment. Please be advised that we may have additional comments once we review the requested pro forma financial statements.

Questions and Answers about the Separation and Distribution, page iii

What are the U.S. federal income tax consequences . . ., page v

2.   We note your response to comment 2 in our letter dated November 30, 2007. However, you must clearly provide current disclosure regarding the tax consequences of the transaction to the shareholders. Please delete the words "Original Hillenbrand believes that" the distribution will qualify as a tax-free distribution. Also revise the language which assumes that the distribution is tax-free. Make conforming changes under U.S. Federal Income Tax Consequences of the Distribution. We do not object to your disclosure that the IRS ruling and the opinion of counsel are subject to assumptions and based on the accuracy and completeness of factual representations and statements.

The Separation, page 13

U.S. Federal Income Tax Consequences of the Distribution, page 14

3.   We note your response to comment 4 in our letter dated November 30, 2007 that the
        opinion to be provided by counsel will not address the tax consequences of the
        distribution. We further note, however, that on page 14 Original Hillenbrand believes
        that the distribution will be tax-free based on the combination of the IRS private letter
        ruling and the opinion of counsel. As previously requested, please supplementally
        submit a copy of the tax opinion for our review.

Interests of Certain Persons in the Separation, page 19

4.   We note your response to comment 5 in our letter dated November 30, 2007. Please
        quantify in dollars the aggregate amount of equity awards, payments and benefits that all
        executive officers and directors will receive as a result of the transaction. Provide this
        information on an individual and group basis. Please also provide disclosure in the
        Summary section of the filing.

Background of and Reasons for the Separation, page 17

5.   We note your response to comments 13 and 14 in our letter dated November 30, 2007.
        Please discuss the risks that Original Hillenbrand considered in specific terms and for
        each of the factors discussed, disclose how each factor either supported or did not support
        your decision to approve the separation. For example, you state that one of the factors is
        "the effects of various legal and potential litigation related considerations on the merits or
        mechanisms of a separation," but you do not explain how this information impacted the
        board's decision. As previously requested, please also clarify what consideration the
        board gave to the allocation of assets, liabilities, rights, and indemnifications between
        New and Original Hillenbrand in connection with the distribution and judgment sharing
        agreements. We note your risk factor on page 8 that such agreements may not reflect
        terms that would have resulted from arm's-length negotiations among unaffiliated third
        parties.

U.S. Federal Income Tax Consequences of the Distribution, page 14

6.   We note your response to comment 17 in our letter dated November 30, 2007. Since the
        tax consequences, including counsel's opinion, are material to shareholders, please
        discuss counsel's tax opinion in greater detail and identify the applicable Internal
        Revenue Code provisions, regulations and revenue rulings counsel cites in its opinion.

Unaudited Pro Forma Combined Financial Statements, page 29

Prior Comment No. 20

7.   We appreciate your response to our prior comment. We assume that considerable analysis has been undertaken to estimate these incremental costs. Please provide us with the underlying details of the estimates you developed of the incremental costs associated with operating as a public company, as disclosed on page 29.

Prior Comment No. 21

8.   Please revise page 29, or a note, to state that all of the fees and costs incurred in defense of the antitrust litigation matters are included in the historical combined financial statements of Batesville (New Hillenbrand).

Prior Comment No. 22

9.   Please revise page 29, or a note, to disclose that the allocated costs within the historical combined financial statements of Batesville (New Hillenbrand), in combination with the $4-6 million in incremental costs, represent the estimate of the impact of the Distribution Agreement, the Employee Matters Agreement, the Tax Sharing Agreement, and the Shared Services and Transitional Services Agreements described on page 21.

Prior Comment No. 23

10.   We note that you expect pre-tax separation costs of $40-$45 million and only appear to have incurred $12.4 million. The remainder will need to be reflected in the pro forma balance sheets of Old and New Hillenbrand based on how such costs are expected to be allocated. In addition, you will need to include the impact of the non-cash combined charge related to the modification of equity based awards. Please see Article 11-02(b) (6) of Regulation S-X.

Executive Compensation, page 58

Objectives and Principles of Original Hillenbrand's Executive Compensation Program, page 58

11.   We note your response to comment 25 in our letter dated November 30, 2007. Notwithstanding the multi-factor evaluation for compensation you describe in your response, please revise your disclosure to disclose where actual payments fell within targeted parameters. In addition, to the extent actual compensation was outside a targeted percentile range, please explain why.

Elements of Executive Compensation, page 62

Annual Cash Incentives, page 62

12.   We note your response to comment 26 in our letter dated November 30, 2007. Notwithstanding the role of discretionary and subjective determinations by the compensation committee in connection with determining the amounts of incentive compensation payments, please revise your disclosure to provide a quantitative discussion of the terms of the necessary company and individual performance objectives to be achieved in order for your named executive officers to earn their incentive compensation. Please disclose the specific target performance metrics, as well as the strategic objectives for each individual, used to determine incentive amounts. Also, include an example to illustrate how the process and formula you describe is used to calculate the annual cash incentives of one of your executive officers.

Process for Determining Compensation, page 59

13.   We note your response to comment 27 in our letter dated November 30, 2007. We further note that the policies applicable to your chief executive officer, Mr. Camp, in regard to annual cash incentives appear to be different than those applicable to the other Names Executive Officers. Please revise your compensation discussion and analysis disclosure to discuss in greater detail the material differences in compensation policies with respect to individual named executive officers. As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Bret Johnson at (202) 551-3753 or John Hartz at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King at (202) 551-3338 or Brigitte Lippmann at (202) 551-3713 with any other questions.

                                                Sincerely,

                                                Pamela A. Long
                                                Assistant Director

cc: Charles H. Still, Jr.
        Fax (713) 437-5318